SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

-----------------

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. _____)*



TENNENBAUM OPPORTUNITIES FUND V, LLC
------------------------------------------------------
(Name of Issuer)

COMMON SHARES
--------------------------------------
(Title of Class of Securities)

880395 10 8
-----------------------
(Cusip Number)

October 10, 2006
______________________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1  (b)
[ ]  Rule 13d-1  (c)
[ ]  Rule 13d-1  (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)











CUSIP No. 880395 10 8   	2 of 11 Pages
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1.	NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Massachusetts Mutual Life Insurance Company
	  04-1590850
----------------------------------------------------------------

2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X  )
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3.	SEC use only

----------------------------------------------------------------
4.	Citizenship or place of organization

	Massachusetts
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Number of shares beneficially owned by each reporting person with

5.  Sole Voting Power


       -0-
___________________

6.  Shared Voting Power

      1,000 shares
__________________________

7.  Sole Dispositive Power

       -0-
___________________


8.	Shared Dispositive Power

       1,000 shares
 ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

       1,000 shs
---------------------------------------------------------------





CUSIP No. 880395 10 8   	3 of 11 Pages
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10.	Check if the aggregate amount in row (9) excludes certain shares*

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11. Percent of class represented by amount in row 9.

       13.7931%
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12.	Type of Reporting person

          IC

-------------------------------------------------------------------





































CUSIP No. 880395 10 8   	4 of 11 Pages
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1.	NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Babson Capital Management LLC, as Investment Advisor
	  51-0504477
----------------------------------------------------------------


2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only

----------------------------------------------------------------
4.	Citizenship or place of organization

	Delaware
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Number of shares beneficially owned by each reporting person with

5.  Sole Voting Power

       -0-
___________________

6.  Shared Voting Power

      1,000 shares
__________________________

7.  Sole Dispositive Power

       -0-
___________________


8.	Shared Dispositive Power

       1,000 shares
 ---------------------------------------------------------------

9.    Aggregate amount beneficially owned by each reporting person

Babson Capital Management LLC, in its capacity as investment advisor, may be deemed the beneficial owner of 1,000 shares of common stock of the Issuer which are owned by an investment advisory client.
---------------------------------------------------------------
10. Check if the aggregate amount in row (9) excludes certain shares*

----------------------------------------------------------------




CUSIP No. 880395 10 8   	5 of 11 Pages
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11. Percent of class represented by amount in row 9.

       13.7931%
----------------------------------------------------------------

12.	Type of Reporting person

          IA
--------------------------------













































CUSIP No. 880395 10 8   	6 of 11 Pages
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ITEM 1(A):  NAME OF ISSUER:

Tennenbaum Opportunities Fund V, LLC

1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

    c/o Tennenbaum Capital Partners, LLC
    2951 28th Street, Suite 1000
    Santa Monica, California 90405

Item 2(a).  Name of Person Filing:

            (i)   Massachusetts Mutual Life Insurance Company (MassMutual)
            (ii)  Babson Capital Management LLC (Babson)as investment advisor.


ITEM 2(B):  Address of Principal Business Office or, if none, Residence:

	      The address of the principal business office of MassMutual:

            1295 State Street
            Springfield,  MA  01111

            The address of the principal business office of Babson:

            470 Atlantic Avenue
            Boston, MA  02210-2208


ITEM 2(C):  CITIZENSHIP:

See Item 4 of each cover page.

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

See Item 4 of each cover page

ITEM 2(E):  CUSIP NUMBER:

See Item 4 of each cover page












CUSIP No. 880395 10 8   	7 of 11 Pages
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Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check Whether the Person Filing is a:

         (a)    [ ] Broker or dealer registered under Section 15 of the
                    Exchange Act.

         (b)    [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)    [x] Insurance company as defined in section 3(a)(19) of the
                    Exchange Act. (MassMutual)

         (d)    [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

         (e)    [x]  An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E); (Babson)

         (f)    [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)    [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)    [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

         (i)    [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:  OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

         (a)    Amount beneficially owned: See Item 9 of cover pages.

         (b)    Percent of class: See Item 11 of cover pages.

         (c)    Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote: See Items 5-8 of cover pages.

                (ii) Shared power to vote or to direct the vote: See Item 6 of cover pages.






CUSIP No. 880395 10 8   	8 of 11 Pages
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                iii) Sole power to dispose or direct the disposition of: See
                      Item 7 of cover pages.

                (iv)  Shared power to dispose or direct the disposition of: See
                      Item 8 of cover pages.


ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

    N/A

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10:  CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

















CUSIP No. 880395 10 8   	9 of 11 Pages
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					SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     November 3, 2006
                                     ----------------
                                           Date


                                     Massachusetts Mutual Life Insurance Company




                                     By: /s/ Rodney J. Dillman
                                         ---------------------------------------
                                     Name:  Rodney J. Dillman
                                     Title: Corporate Vice President and
                                            Associate General Counsel




                                     Babson Capital Management LLC




                                     By: /s/ Rodney J. Dillman
                                         ---------------------------------------
                                     Name:  Rodney J. Dillman
                                     Title: Secretary and
							  General Counsel

















           CUSIP No. 880395 10 8     	10 of 11 Pages
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                             JOINT FILING AGREEMENT

         This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of common shares of Tennenbaum Opportunities Fund V, LLC is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.






                                      November 3, 2006
                                     ----------------
                                           Date



  		 Massachusetts Mutual Life Insurance Company




		 By: /s/ Rodney J. Dillman
             ----------------------------------
             Name:  Rodney J. Dillman
             Title: Corporate Vice President and
             Associate General Counsel



             Babson Capital Management LLC



             By: /s/ Rodney J. Dillman
             ----------------------------
             Name:  Rodney J. Dillman
             Title: Secretary and
             General Counsel









CUSIP No. 880395 10 8     	11 of 11 Pages
--------------------------------------------------------------





November 3, 2006



Re:	Schedule 13G On Behalf OF Tennenbaum Opportunities Fund V, LLC
      for the Month Ending October 31, 2006


Dear Sir or Madam:

Massachusetts Mutual Life Insurance Company and Babson Capital Management LLC are filing today an initial Schedule 13G through the EDGAR system as required by Section 240.13d-1(b) to reflect beneficial ownership of greater than 10% of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed are owned by an investment advisory client of Babson Capital Management LLC, which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreement with such client.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at 413-226-1064.


Sincerely,



Babson Capital Management LLC




ss// Rodney J. Dillman //
     Rodney J. Dillman
     Secretary and General Counsel